EXCLUSIVE AGREEMENT

This Agreement between THE BOARD OF TRUSTEES OF TITIE LELAND STANFORD JUNIOR UNIVERSITY ("Stanford"), an institution of higher education having powers tinder the laws of the State of California, and Telomolecular, Inc. ("Telomolecular"), a corporation having a principal lace of business at 8037 Orange Avenue, Fair Oaks. ('A 95628, is effective on the 3rs day of March, 2006 ("Effective Date").

1 BACKGROUND

Stanford has an assignment of an invention that enables lengthening of telomeres and therefore is useful for manipulating cellular longevity. It is entitled "Synthetic DNA Nanocircles for Elongation of Telomere Repeats," was invented in the laboratory of Dr. Eric Kool. and is described in Stanford Docket S00-104. The invention was made in the course of research supported by the DARPA. Stanford wants to have the invention perfected and marketed as soon as possible so that resulting products may be available for public use and benefit.

2 DEFINITIONS

2.1 "Exclusive" means that, subject to Articles 3 and 5, Stanford will not grant further licenses under the Licensed Patents in the Licensed Field of Use in the Licensed Territory.

2.2 "Fully Diluted Basis" means the total number of shares of Telomolecular's issued and outstanding common stock, assuming: (A) the conversion of all issued and outstanding securities convertible into common stock; (B) the exercise of all issued and outstanding warrants or options. regardless of whether then exercisable; and (C) the issuance, grant, and exercise of all securities reserved for issuance pursuant to any Telomolecular stock or stock option plan then in effect.

2.3 "Licensed Field of Use" means the any use for in vivo therapeutic. amelioration. or prevention of diseases, including topical application and excluding any ex vivo uses.

2.4 "Licensed Patent" means Stanford's U.S. Patent Application. Serial Number 10/336.265. filed January 4. 2002, any foreign patent application corresponding thereto, and any divisional, continuation, or reexamination application, and each patent that issues or reissues from any of these patent applications. Any claim of an unexpired Licensed Patent is presumed to be valid unless it has been held to be invalid by a final judgment of a court of competent jurisdiction from which no appeal can be or is taken. "Licensed Patent" excludes any continuation-in-part (CIP) patent application or patent.

2.5 "Licensed Product" means a product or part of a product in the Licensed Field of Use: (A) the making. using, importing or selling of which. absent this license. infringes, induces infringement, or contributes to infringement of a Licensed Patent; or (B) is covered under the Technology.

2.6 "Licensed Territory" means worldwide.

2.7 "Net Sales" means all gross revenue derived by Telomolecular or a sublicensce from Licensed Product. Net Sales excludes the following items (but only as they pertain to the making. using. importing or selling of Licensed Products, are included in gross revenue, and are separately billed):

(A) import. export, excise and sales taxes, and custom duties.

(B) costs of insurance. packing. and transportation from the place of manufacture to the customer's premises or point of installation:

(C) costs of installation at the place of use; and (I)) credit for returns. allowances, or trades.

2.8 "Stanford Indemnitees" means Stanford and Stanford Hospitals and Clinics, and their respective trustees, officers. employees, students, and agents.

2.9 "Technology" means any technology whether Stanford or otherwise that lengthens chromosomal telomeres in vivo. whether based or not based on Stanford's Licensed Patents.

3 GRANT

3.1 Grant. Subject to the terms and conditions of this Agreement. Stanford grants Telornolecular an Exclusive license under the Licensed Patent in the Licensed Field of Use to make, have made, use. import, offer to sell and sell Licensed Product in the Licensed Territory.

3.2 Retained Rights. Stanford retains the right. on behalf of itself and all other non- profit academic research institutions, to practice the Licensed Patent and use Technology for any non-profit purpose, including sponsored research and collaborations. Telomolecular agrees that, notwithstanding any other provision of this Agreement, it has no right to enforce the Licensed Patent against any such institution. Stanford and any such other institution has the right to publish any information included in the Technology or a Licensed Patent.

3.3 Specific Exclusion. Stanford does not:

(A) grant to Telomolecular any other licenses, implied or otherwise, to any patents or other rights of Stanford other than those rights granted under Licensed Patent, regardless of whether the patents or other rights are dominant or subordinate to any Licensed Patent, or are required to exploit any Licensed Patent or Technology;

(B) commit to Telomolecular to bring suit against third parties for infringement. except as described in Article 13; and

(C) agree to furnish to Telomolecular any technology or technological information or to provide Telomolecular with any assistance.

4 SUBLICENSING

4.1 Permitted Sublicensing. "Telomolecular may grant sublicenses in the Licensed Field of Lase.

4.2 Required Sublicensing. If Telomolecular is unable or unwilling to serve or develop a potential market or market territory for which there is a company willing to be a sublicense. Telomolecular will, at Stanford's request. negotiate in good faith a sublicense with any such sublicensee.

4.3 Sublicense Requirements. Any sublicense:

(A) is subject to this Agreement;

(B) will reflect that any sublicensee will not further sublicense;

(C) will expressly include the provisions of Articles 8. 9. and 10 for the benefit of Stanford; and

(D) will require the transfer of all obligations, including the payment of royalties specified in the sublicense. to Stanford or its designee, if this Agreement is terminated.

4.4 Copy of Sublicenses. Telomolecular will submit to Stanford a copy of each sublicense.

4.5 Sharing of Sublicensing Income. Telomolecular will pay to Stanford 30% of any upfront payments from a sublicense as additional royalty.

4.6 Royalty-Free Sublicenses. If Telomolecular pays all royalties due Stanford from a sublicensee's Net Sales. Telomolecular may grant that sublicensee a royalty-free or non-cash: (A) sublicense or (B) cross-license.

5 GOVERNMENT RIGHTS

This Agreement is subject to Title 35 Sections 200-204 of the United States Code. Among other things. these provisions provide the United States Government with nonexclusive rights in the Licensed Patent. They also impose the obligation that Licensed Product sold or produced in the United States be "manufactured substantially in the United States." Telomolecular will ensure all obligations of these provisions are met.

6 DILIGENCE

6.1 Milestones. Telomolecular will diligently develop. manufacture. and sell Licensed Product and will diligently develop markets for Licensed Product. In addition. Telomolecular will meet the milestones shown in Appendix A. and notify Stanford in writing as each milestone is met.

6.2 Progress Report. By March 1 of each year, Telomolecular will submit a written annual report to Stanford covering the preceding calendar year. The report will include information sufficient to enable Stanford to satisfy reporting requirements of the U.S. Government and for Stanford to ascertain progress by Telomolecular toward meeting this Agreement's diligence requirements. Each report will describe, where relevant: Telomolecular's progress toward commercialization of Licensed Product, including work completed, key scientific discoveries, summary of work-in-progress. current schedule of anticipated events or milestones, market plans for introduction of Licensed Product, and significant corporate transactions involving Licensed Product.

6.3 Clinical Trial Notice. Telomolecular will notify Stanford prior to commencing any clinical trials at Stanford.

7 ROYALTIES

7.1 Issue Royalty. Telomolecular will pay to Stanford a noncreditable. nonrefundable license issue royalty of $45.000 upon signing this Agreement.

7.2 Equity Interest. As further consideration. Telomolecular will grant to Stanford 405.000 shares of common stock. When issued. those shares will represent 9% of the combined common and preferred stock in Telomolecular on a Fully Diluted Basis with the same anti-dilution provisions as provided to the founders as provided in 7.3 below. Telomolecular will issue 28.34% of all shares granted to Stanford pursuant to this Section 7.2 and Section 7.3 directly to and in the name of the inventors listed below allocated as stated below: Dr. Eric Kool.

7.3 Anti-Dilution Protection. Telomolecular will issue Stanford, without further consideration. any additional shares of stock of the class issued pursuant to Section 7.2 necessary to ensure that the number of shares issued Stanford pursuant to Section 7.2 and this Section 7.3 does not represent less than 9% of the shares issued and outstanding on a Fully-Diluted Basis at any time through the completion of issuance of all shares to be issued in connection with the first round of bona fide equity investment in Telomolecular from a single or group of investors which is both (i) at least $3,000.000 in size and (ii) at a price per share which, when applied to stock actually outstanding immediately after such round, implies a post-financing equity valuation of Telomolecular of at least $22,500,000. This right will expire upon the issuance of all shares to be issued in connection with such round, but will apply to all shares to be issued in or in connection with such round.

7.4 10% Purchase Right. In any private offering of Telomolecular's equity securities for cash (or in satisfaction of debt issued for cash), Stanford may purchase for cash up to 10% of the securities issued in such offering. This right will expire following the first round of bona tide equity investment in Telomolecular from a single or group of investors which either (i) is at least $2.500,000 in size or (ii) involves the sale to outside investors of at least 25% of the shares outstanding after such round on a Fully-Diluted Basis, but will apply to all shares to be issued in such round. This right is in addition to Stanford's rights under Section 7.3.

7.5 Future Offerings. In any private offering of Telomolecular's equity securities in exchange for cash (or in satisfaction of debt issued for cash). Stanford may purchase for cash that number of the securities issued in such offering as is necessary for Stanford to maintain its pro rata ownership interest in the Telomolecular on a Fully-Diluted Basis. This right is in addition to Stanford's rights under Section 7.4. If both Section 7.4 and this Section 7.5 apply to an offering, the provision granting Stanford the greater purchase rights will govern.

7.6 Purchase Terms and Procedure, Exceptions; Public Offering. In any offering subject to Section 7.4 or 7.5. (i) Stanfords purchase right shall be on the same terms as the other investors in the financing in question, except that Stanford shall not have any board representation or board meeting attendance rights. (ii) Telomolecular will give Stanford notice of the terms of the offering, including the names of the investors and the amounts to be invested by each, and Stanford may elect to exercise its right of purchase, in whole or in part. by notice given to Telomolecular within 20 days after receipt of Telomoleculars notice and (iii) if Stanford elects not to purchase. or fails to give an election notice within such period. Stanfords purchase right will not apply to the offering if (and only if and to the extent) it is consummated within 90 days on the same or less favorable (to the investor) terms as stated in Telomoleculars notice to Stanford. Stanfords rights under Sections 7.4 and 7.5 will not apply to the issuance of stock to employees and other service providers pursuant to a plan approved by Telomoleculars board of directors, or to shares issued as additional consideration in lending or leasing transactions. The rights granted in Sections 7.3, 7.4 and 7.5 will terminate (in addition to any earlier termination pursuant to their terms) immediately before a firm commitment underwritten public offering resulting in gross proceeds to Telornolecular of at least $30.000,000.

7.7 Repurchase Obligation. If Stanford is to conduct any clinical trial on behalf of Telomolecular or any agent of Telomolecular, Telomolecular will repurchase all Stanford's equity interest in Telomolecular. Telomolecular cannot begin any such trial until Stanford no longer holds any equity interest in Telomolecular. The repurchase price for any such equity interest will be the a fair market value for that equity at the time Telomolecular and Stanford enter into a definitive agreement under which any such clinical research will be performed. Fair market value of publicly traded equity instruments will be determined by taking the average of the closing price for such equity over the five days preceding such date. Fair market value of non-public equity instruments will be at least as high as the greater of:

(A) the last value placed on any such equity in Telomolecular through an arms- length transaction regarding the issuance or sale of any equity in Telomolecular; or

(B) the last value placed on any such equity by Telomolecular's Board of Directors in connection with any transaction other than this repurchase of shares from Stanford.

7.8 License Maintenance Fee. Beginning April 1. 2007 and each April 1st thereafter. Telomolecular will pay Stanford a yearly license maintenance fee as follows: First anniversary -$25.000 Second anniversary -$45,000 Third anniversary and thereafter S65.000. Yearly maintenance payments are nonrefundable, but they are creditable each year as described in Section 7.10.

7.9 Milestone Payments. Telomolecular will pay Stanford the following milestone payments: a) A fee equal to 1% of financing proceeds raised, assuming a minimum of S3.000.000 is raised; h) $100.000 upon completion of milestone 2 in exhibit A; c) $135.000 upon the filing of an IND. d) $200.000 upon initiation of Phase II; e) $300,000 upon initiation of Phase 111; and f) $500,000 upon the receipt ofan NDA.

7. 10 Earned Royalty. Telomolecular will pay Stanford earned royalties of 5% on Net Sales.

7.1 1 Creditable Payments. The license maintenance fee for a year may be offset against earned royalty payments due on Net Sales occurring in that year. For example:

(A) if Telomolecular pays Stanford a $10 maintenance payment for year Y. and according to Section 7.7 $15 in earned royalties are due Stanford for Net Sales in year Y, Telomolecular will only need to pay Stanford an additional S5 for that year's earned royalties.

(B) if Telomolecular pays Stanford a $10 maintenance payment for year Y, and according to Section 7.7 $3 in earned royalties are due Stanford for Net Sales in year Y. Telomolecular will not need to pay Stanford any earned royalty payment for that year. Telomolecular will not he able to offset the remaining $7 against a future year's earned royalties.

7.12 Obligation to Pay Royalties. A royalty is due Stanford under this Agreement for any activity conducted under the licenses granted. For convenience's sake, the amount of that royalty is calculated using Net Sales. Nonetheless, if certain Licensed Products are made, used, imported, or offered for sale before the date this Agreement terminates, and those Licensed Products are sold after the termination date. Telomolecular will pay Stanford an earned royalty for its exercise of rights based on the Net Sales of those Licensed Products.

7.13 Currency. Telomolecular will calculate the royalty on sales in currencies other than U.S. Dollars using the appropriate foreign exchange rate for the currency quoted by the Bank of America (San Francisco) foreign exchange desk, on the close of business on the last banking day of each calendar quarter. Telomolecular will make royalty payments to Stanford in U.S. Dollars.

7.14 Non-U.S. Taxes. Telomoleculars will pay all non-U.S. taxes related to royalty payments. These payments are not deductible from any payments due to Stanford.

7.15 Interest. Any payments not made when due will bear interest at the lower of (a) the Prime Rate published in the Wall Street Journal plus 200 basis points or (h) the maximum rate permitted by law.

8 ROYALTY REPORTS, PAYMENTS, AND ACCOUNTING

8.1 Quarterly Earned Royalty Payment and Report. Beginning with the first sale of a Licensed Product. Telomolecular will submit to Stanford a written report (even if there are no sales) and an earned royalty payment within 30 days after the end of each calendar quarter. This report will be in the form of Appendix B and will state the number, description, and aggregate Net Sales of Licensed Product during the completed calendar quarter. With each report Telomolecular will include any earned royalty payment due Stanford for the completed calendar quarter (as calculated under Section 7.3).

8.2 Termination Report. Telomolecular will pay to Stanford all applicable royalties and submit to Stanford a written report within 90 days after the license terminates. Telomolecular will continue to submit earned royalty payments and reports to Stanford after the license terminates, until all Licensed Products made or imported under the license have been sold.

8.3 Accounting. Telomolecular will maintain records showing manufacture. importation. sale, and use of a Licensed Product for 7 years from the date of sale of that Licensed Product. Records will include general-ledger records showing cash receipts and expenses, and records that include: production records, customers, invoices, serial numbers, and related information in sufficient detail to enable Stanford to determine the royalties payable under this Agreement.

8.4 Audit by Stanford. Telomolecular will allow Stanford or its designee to examine 'lelomolecular's records to verify payments made by Telomolecular under this Agreement.

8.5 Paying for Audit. Stanford will pay for any audit done under Section 8.4. But if the audit reveals an underreporting of earned royalties due Stanford of 5% or more for the period being audited. Telomolecular will pay the audit costs. 8.6 Self-audit. Telomolecular will conduct an independent audit of sales and royalties at least every 2 years if annual sales of Licensed Product are over $5,000,000. The audit will address, at a minimum, the amount of gross sales by or on behalf of Telomolecular during the audit period, the amount of funds owed to Stanford under this Agreement, and whether the amount owed has been paid to Stanford and is reflected in the records of the Telomolecular. Telomolecular will submit the auditor's report promptly to Stanford upon completion. Telomolecular will pay for the entire cost of the audit.

9 EXCLUSIONS AND NEGATION OF WARRANTIES

9.1 Negation of Warranties. Stanford provides Telomolecular the rights granted in this Agreement AS IS and WITH ALL FAULTS. Stanford makes no representations and extends no warranties of any kind, either express or implied. Among other things, Stanford disclaims any express or implied warranty: (A) of merchantability. of fitness for a particular purpose. (B) of non-infringement or (C) arising out of any course of dealing.

9.2 No Representation of Licensed Patent. Telomolecular also acknowledges that Stanford does not represent or warrant: (A) the validity or scope of any Licensed Patent, or (B) that the exploitation of Licensed Patent or Technology will be successful.

10 INDEMNITY

10.1 Indemnification. Telomolecular will indemnify, hold harmless. and defend all Stanford Indemnitees against any claim of any kind arising out of or related to the exercise of any rights granted Telomolecular under this Agreement or the breach of this Agreement by Telomolecular.

10.2 No Indirect Liability. Stanford is not liable for any special. consequential, lost profit. expectation, punitive or other indirect damages in connection with any claim arising out of or related to this Agreement, whether grounded in tort (including negligence), strict liability, contract, or otherwise.

10.3 Workers' Compensation. Telomolecular will comply with all statutory workers' compensation and employers' liability requirements for activities performed under this Agreement.

10.4 Insurance. During the term of this Agreement. "Telomolecular will maintain Comprehensive General Liability Insurance, including Product Liability Insurance, with a reputable and financially secure insurance carrier to cover the activities of Telomolecular and its sublicensees. The insurance will provide minimum limits of liability of $5,000,000 and will include all Stanford Indemnitees as additional insureds. Insurance must cover claims incurred, discovered, manifested, or made during or after the expiration of this Agreement and must be placed with carriers with ratings of at least A- as rated by A.M. Best. Within 15 days of the Effective Date of this Agreement. Telomolecular will furnish a Certificate of Insurance evidencing primary coverage and additional insured requirements. Telomolecular will provide to Stanford 30 days prior written notice of cancellation or material change to this insurance coverage. Telomolecular will advise Stanford in writing that it maintains excess liability coverage (following form) over primary insurance for at least the minimum limits set forth above. All insurance of Telomolecular will be primary coverage; insurance of Stanford and Stanford Hospitals and Clinics will be excess and noncontributory.

11 MARKING

Before any Licensed Patent issues, Telomolecular will mark Licensed Product with the words "Patent Pending." Otherwise. Telomolecular will mark Licensed Product with the number of any issued Licensed Patent.

12 STANFORD NAMES AND MARKS

Telomolecular will not identify Stanford in any promotional statement, or otherwise use the name of any Stanford faculty member, employee, or student, or any trademark, service mark. trade name, or symbol of Stanford or Stanford Hospitals and Clinics. including the Stanford name, unless Telomolecular has received Stanford's prior written consent. Permission may be withheld at Stanford's sole discretion.

13 PROSECUTION AND PROTECTION OF PATENTS

13.1 Patent Prosecution. Following the Effective Date and subject to Stanford's approval, Stanford will be responsible for preparing, filing, and prosecuting broad patent claims for Stanford's benefit in the Licensed Territory and for maintaining all Licensed Patents. Stanford will notify Telomolecular before taking any substantive actions in prosecuting the claims, and Stanford will have final approval on how to proceed with any such actions. To aid Telomolecular in this process. Stanford will copy Telomolecular on all patent prosecution.

13.2 Patent Costs. Within 30 days after receiving a statement from Stanford, Telomolecular will reimburse Stanford:

(A) For all past expenses that are approximately $36.416.64 to offset Licensed Patent's patenting expenses incurred by Stanford before the Effective Date. First statement to be delivered no earlier than March 7th 2006: and

(B) for all Licensed Patent's patenting expenses incurred by Stanford after the Effective Date.

13.3 Infringement Procedure. Telomolecular will promptly notify Stanford if it believes a third party infringes a Licensed Patent. During the Exclusive term of this Agreement only. Telomolecular may have the right to institute a suit against this third party as provided in Sections 13.4 - 13.8.

13.4 Stanford Suit. Stanford has the first right to institute suit. and may name Telomolecular as a party for standing purposes. If Stanford decides to institute suit. it will notify Telomolecular in writing. If Telomolecular does not notify Stanford in writing that it desires to jointly prosecute the suit within 15 days after the date of the notice, Telomolecular will assign and hereby does assign to Stanford all rights, causes of action. and damages resulting from the alleged infringement. Stanford will bear the entire cost of the litigation and will retain the entire amount of any recovery or settlement.

13.5 Joint Suit. If Stanford and Telomolecular so agree, they may institute suit jointly. If so. they will: (A) Prosecute the suit in both their names: (B) Bear the out-of-pocket costs equally; (C) Share any recovery or settlement equally: and (D) Agree how they will exercise control over the action.

13.6 Telomolecular Suit. If neither Section 13.4 nor 13.5 apply. Telomolecular may institute and prosecute a suit so long as it conforms with the requirements of this Section. Telomolecular will diligently pursue the suit and Telomolecular will bear the entire cost of the litigation, including expenses and counsel fees incurred by Stanford. Telomolecular will keep Stanford reasonably apprised of all developments in the suit, and will seek Stanford's input and approval on any substantive submissions or positions taken in the litigation regarding the scope. validity and enforceability of the Licensed Patent. Telomolecular will not prosecute. settle or otherwise compromise any such suit in a manner that adversely affects Stanford's interests without Stanford's prior written consent. Stanford may be named as a party only if (A) Telomolecular's and Stanford's respective counsel recommend that such action is necessary in their reasonable opinion to achieve standing; (B) Stanford is not the first named party in the action; and (C) the pleadings and any public statements about the action state that Telomolecular is pursuing the action and that Telomolecular has the right to join Stanford as a party.

13.7 Recovery. If Telomolecular sues under Section 13.6, then any recovery in excess of any unrecovered litigation costs and fees will he shared with Stanford as follows: (A) Any payment for past sales will be deemed Net Sales, and Telomolecular will pay Stanford royalties at the rates specified in Section 7.6: (B) Any payment for future sales will be deemed a payment under a sublicense, and royalties will be shared as specified in Article 4. (C) Telomolecular and Stanford will negotiate in good faith appropriate compensation to Stanford for any non-cash settlement or non-cash cross- license.

13.8 Abandonment of Suit. If either Stanford or Telomolecular commences a suit and then wants to abandon the suit, it will give timely notice to the other party. The other party may continue prosecution of the suit after Stanford and Telomolecular agree on the sharing of expenses and any recovery in the suit.

14 TERMINATION

14.1 Termination by Telomolecular. Telomolecular may terminate this Agreement by giving Stanford written notice at least 30 days in advance of the effective date of termination selected by Telomolecular.

14.2 Termination by Stanford.

(A) Stanford may also terminate this Agreement if Telomolecular:
      (1) is delinquent on any report or payment;
      (2) is not diligently developing and commercializing Licensed Product;
      (3) misses a milestone described in Appendix A;
      (4) is in breach of any provision; or
      (5) provides any false report.

(B) Termination under this Section 14.2 will take effect 30 days after written notice by Stanford unless Telornolecular remedies the problem in that 30- day period.

14.3 Surviving Provisions. Surviving any termination or expiration are:

(A) Telomolecular's obligation to pay royalties accrued or accruable;

(B) any claim of Telomolecular or Stanford, accrued or to accrue. because of any breach or default by the other party: and

(C) the provisions of Articles 8. 9, and 10 and any other provision that by its nature is intended to survive.

15 ASSIGNMENT

15.1 Permitted Assignment by Telomolecular. Subject to Section 15.3. Telomolecular may assign this Agreement as part of a sale, regardless of whether such a sale occurs through an asset sale, stock sale. merger or other combination, or any other transfer of:

(A) Telomolecular's entire business; or

(B) that part of Telomolecular's business that exercises all rights granted under this Agreement.

15.2 Any Other Assignment by Telomolecular. Any other attempt to assign this Agreement by Telomolecular is null and void.

15.3 Conditions of Assignment. Prior to any assignment, the following conditions must be met:

(A) Telomolecular must give Stanford 30 days prior written notice of the assignment. including the new assignee's contact information; and

(B) the new assignee must agree in writing to Stanford to be bound by this Agreement; and

(C) Stanford must have received a $50.000 assignment fee. 15.4 After the Assignment. Upon a permitted assignment of this Agreement pursuant to Article 15, Telomolecular will be released of liability under this Agreement and the term "Telomolecular" in this Agreement will mean the assignee.

16 ARBITRATION

16.1 Dispute Resolution by Arbitration. Any dispute between the parties regarding any payments made or due under this Agreement will be settled by arbitration in accordance with the JAMS Arbitration Rules and Procedures. There parties are not obligated to settle any other dispute that may arise under this Agreement by arbitration.

16.2 Request for Arbitration. Either party may request such arbitration. Stanford and Telomolecular will mutually agree in writing on a third party arbitrator within 30 days of the arbitration request. The arbitrator's decision will be final and nonappealable and may be entered in any court having jurisdiction.

16.3 Discovery. The parties will be entitled to discovery as if the arbitration were a civil suit in the California Superior Court. The arbitrator may limit the scope. time, and issues involved in discovery.

16.4 Place of Arbitration. The arbitration will be held in Stanford, California unless the parties mutually agree in writing to another place.

17 NOTICES

All notices under this Agreement are deemed fully given when written, addressed. and sent as follows:
All general notices to Telomolecular are mailed to:
Telornolecular
8037 Orange Avenue
Fair Oaks, CA 95628
Att. Matt Sarad

All financial invoices to Telomolecular (i.e.. accounting contact) are e-mailed to:
Telomolecular
8037 Orange Avenue
Fair. Oaks, CA 95628

All progress report invoices to Telomolecular (i.e., technical contact) are e-mailed to:
msarad@Telomolecular.com
msarad@504bank.com
ballred@telomolecular.com

All general notices to Stanford are e-mailed or mailed to:
Office of Technology Licensing
1705 El Camino Real
Palo Alto, CA 94306-1106

All payments to Stanford are mailed to:
Stanford University
Office of Technology Licensing
Department #44439
P.O. Box 44000
San Francisco. CA 94144-4439

All progress reports to Stanford are e-mailed or mailed to:
Office of Technology Licensing
1705 El Camino Real
Palo Alto, CA 94' )06-1106

Either party may change its address with written notice to the other party.

18 MISCELLANEOUS

18.1 Waiver. No term of this Agreement can be waived except by the written consent of the party waiving compliance.

18.2 Choice of Law. This Agreement and any dispute arising under it is governed by the laws of the State of California, United States of America, applicable to agreements negotiated, executed. and performed within California.

18.3 Exclusive Forum. The state and federal courts having jurisdiction over Stanford. California, United States of America, provide the exclusive forum for any court action between the parties relating to this Agreement. Telomolecular submits to the jurisdiction of such courts, and waives any claim that such a court lacks jurisdiction over Telomolecular or constitutes an inconvenient or improper forum.

18.4 Headings. No headings in this Agreement affect its interpretation.

The parties execute this Agreement in duplicate originals by their duly authorized officers or representatives.

THE BOARD OF TRUSTEES OF THE LELAND STANFORD JUNIOR UNIVERSITY
Katharine Ku
Director, Office of Technology licensing
3/3/06

TELOMOLECLLAR, Inc. Matthew A. Sarad
CEO
3/10/06

APPENDIX A

Stanford may either terminate or modify the sublicense agreement to nonexclusive if Telomolecular fails to achieve the following milestones (the "Milestones"):

1. The closing of financing providing a minimum of $3.000.000 to Telomolecular no later than November 31. 2007, or the sale or merger of the company into a public corporation with a post-merger market cap of no less than $22 million dollars as substantiated by a recognized stock exchange including the OTCBB.

2.. Within one (1) year following closing of the financing: a) the development of a nanocircle based drug or a similar drug based upon another acceptable biological or synthetic agent that causes telomere elongation; b) the demonstration of telomere elongation in a living animal: and c) the formulation of a pharmaceutical grade drug that elongates chromosomal telomeres.

3. By March 10th 2006, Telomolecular will provide to Stanford a listing of the management team or a schedule for the recruitment of key management positions.

4. By October 2009, Telomolecular will file an NDA with U.S. Food and Drug administration.

6. By July 2011, Telomolecular will record a first sale of a pharmaceutical or cosmetic product licensed or otherwise permitted to be sold in the United States or Europe.

7. Telomolecular or a sublicensee must sell at least I Licensed Product every 6 months after the date of first sale of a pharmaceutical or cosmetic product licensed or otherwise permitted to be sold in the United States or Europe.

8. By July 2012, Telomolecular will reach annual Net Sales of at least $19,500.000.

9. By July 2013. Telomolecular will reach annual Net Sales of at least $32,000.000.

APPENDIX B SAMPLE REPORTING FORM

Stanford Docket No. S - This report is provided pursuant to the license agreement between Stanford University and (Telomolecular Name) License Aureement Effective Date: